October 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HCX Series SLF Fund
Application for Withdrawal of Registration Statement on Form 10-12G
File No.: 000-56559

Ladies and Gentlemen:

HCX Series SLF Fund, a Delaware statutory trust (the “Fund”), hereby respectfully requests the withdrawal, effective immediately, of the Fund’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2023 (SEC Accession No. 0001193125-23-235412), together with all exhibits thereto (collectively, the “Registration Statement”).

The Fund believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Fund is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact Richard Horowitz of Dechert LLP, counsel to the Fund, at (212) 698-3525.

Very truly yours,

HCX SERIES SLF FUND

/s/ Philip Lee
Philip Lee Assistant Secretary

cc:	Tyler Thorn, HPS Advisors, LLC

Richard Horowitz, Dechert LLP

Jonathan Gaines, Dechert LLP

Nadeea Zakaria, Dechert LLP